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SEC Mail Processing Section
MAR 01 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Partners Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 2200
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Vidergauz 310.478.7899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak
(Name – *if individual, state last, first, middle name*)

10960 Wilshire Blvd, 7th Fl	Los Angeles	CA	90024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Videgauz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Partners Securities, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Please see attached notary form

[signature]
Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On Feb. 28, 2017 before me, Mari Newhoff,
Date — Here Insert Name and Title of the Officer

personally appeared Mark Videgaurz
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARI NEWHOFF
Commission # 2044416
Notary Public - California
Los Angeles County
My Comm. Expires Oct 6, 2017

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____ Document Date: ____
Number of Pages: ____ Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____
Signer Is Representing: ____

Signer's Name: ____
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____
Signer Is Representing: ____

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
Sage Partners Securities, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Sage Partners Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Partners Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Sage Partners Securities, LLC's financial statements. The Supplemental Information is the responsibility of Sage Partners Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SingerLewak LLP

February 27, 2017

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash	$	2,733,977
Certificate of deposit		520,296
Prepaid expenses		3,956
	$	3,258,229
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	40,233
Deferred revenue		228,747
Due to parent		459,117
Total liabilities		728,097
Member's equity		2,530,132
	$	3,258,229

See accompanying notes to financial statements.

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

STATEMENT OF OPERATIONS

Year Ended December 31, 2016

Revenues	
Investment banking fees	$ 3,337,075
Advisory services	716,502
Interest	1,411
Total revenues	4,054,988
Expenses	
Management services provided by parent	4,759,117
Regulatory expenses	25,583
Professional fees	62,003
Other	10,084
Total expenses	4,856,787
Net loss	$ (801,799)

See accompanying notes to financial statements.

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2016

Member's equity, beginning of year	$	2,961,416
Contribution		600,000
Distributions		(229,485)
Net loss		(801,799)
Member's equity, end of year	$	2,530,132

See accompanying notes to financial statements.

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (801,799)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Certificate of deposit	(417)
Retainer fee receivable	37,500
Prepaid expenses	9,493
Accounts payable	16,053
Deferred revenue	(25,205)
Due to parent	(159,608)
Net cash used in operating activities	(923,983)
Cash flows from financing activities	
Distributions	(229,485)
Contribution	600,000
Net cash provided by financing activities	370,515
Net cash decrease for the year	(553,468)
Cash, beginning of year	3,287,445
Cash, end of year	$ 2,733,977

Supplemental cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles, California, was formed in June 2000 as a wholly owned subsidiary of The Sage Group, LLC (the "Parent" and, collectively with the Company, "Sage"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an investment banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related services in connection with client transactions. Sage may also participate in private equity placements, private debt, or mezzanine placements.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed, over the counter equities, options or futures; does not plan to be a securities market maker; and will generally not hold any security positions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values its investment in the certificate of deposit at cost, plus accrued interest earned.

Revenue

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are recognized as revenue upon closing of a client transaction. Advisory service revenues are non-refundable retainer fees collected in advance and are deferred and amortized over the estimated period the services are provided, that can result in deferred revenue.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets (at fair value)				
Certificate of deposit	$ 520,296	$ -	$ -	$ 520,296

3. Concentrations

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times, the Company's cash balances may be in excess of the insured limits. The Company has not experienced any losses in such accounts to date and believes it is not exposed to any significant credit risk on cash.

4. Transactions with Related Party

Pursuant to a management fee agreement, the Parent provides all managerial, administrative, and compliance services to the Company. In exchange for these services, the Parent charged the Company $4,759,117 for the year ended December 31, 2016.

The Company has a Due to Parent balance of $459,117 as of December 31, 2016, due immediately, in connection with the above services.

5. Litigation

The Company is subject to legal claims and lawsuits that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

6. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was $2,525,526, which was $2,476,986 in excess of its minimum requirement of $48,540.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and pursuant to the executive provisions under sub-paragraph (k)(2)(i), therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Subsequent event

Management of the Company has evaluated all subsequent transactions through February 27, 2017, the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Member's equity		$ 2,530,132
Less non-allowable assets		
Prepaid expenses		3,956
Net capital before haircuts		2,526,176
Haircuts		
Certificate of deposit		650
Net capital		$ 2,525,526
Aggregate indebtedness		$ 728,097
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 48,540
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital		$ 2,476,986
Percentage of aggregate indebtedness to net capital	$ 728,097 / $ 2,525,526	
		28.8%

Reconciliation of net capital:

Net capital as reported in the audited financial statements	$ 2,525,526
Less: adjustment to retainer fee income	(14,496)
Plus: adjustment to management fee expense	459,117
Net capital as reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2016	$ 2,970,147

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Sage Partners Securities, LLC
Los Angeles, California

We have reviewed management's statements, included in the accompanying Sage Partners Securities, LLC's Exemption Report, in which (a) Sage Partners Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Sage Partners Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (b) Sage Partners Securities, LLC stated that Sage Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sage Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sage Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of 17 C.F.R. § 240.15c3-3.

SingerLewak LLP

February 27, 2017

10960 Wilshire Blvd. 7th Floor Los Angeles, CA 90024 T: 310.477.3924 F: 310.478.6070
877.754.4557

Sage Partners Securities, LLC's Exemption Report

Sage Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C. F. R. §240.17a-5, "Reports to be made by certain brokers and dealers.) This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C. F. R. § 240.15c3-3 under the following provisions of 17 C. F.R. § 240.15c3-3(k): (2)(i).
(2) The Company met the identified exemption provisions in 17 C. F. R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sage Partners Securities, LLC has a fiscal year that begins on January 1st and ends on December 31st. As such, this exemption report covers January 1, 2016 through December 31, 2016.

____
Sage Partners Securities, LLC

I, Mark Vidergauz, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: MARK S. VIDERGAUZ

CEO

January 31, 2017

SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Management
Sage Partners Securities, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as the general ledger, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

SingerLewak LLP

February 27, 2017

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2016

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	4,038,535
General Assessment at .0025	$	10,096
Payment Remitted With Form SIPC-6		(1,970)
Amount Due with Form SIPC-7	$	8,126

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******2960*********************MIXED AADC 220
52836 FINRA DEC
SAGE PARTNERS SECURITIES LLC
11111 SANTA MONICA BLVD STE 2200
LOS ANGELES CA 90025-3399

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 10,096
   B. Less payment made with SIPC-6 filed (**exclude interest**) (1970)
      ________ Date Paid
   C. Less prior overpayment applied (______)
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 8126
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ❑ Funds Wired ❑
      Total (must be same as F above) $______
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of__________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,039,946

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income 1411

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 4,038,535

2e. General Assessment @ .0025 $ 10,096

(to page 1, line 2.A.)